Exhibit 99.2

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of operations and financial condition for the third quarter of fiscal 2022, dated August 29, 2022, should be read in conjunction with the unaudited interim consolidated financial statements for the period ended July 31, 2022, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A should also be read in conjunction with VersaBank’s MD&A and Audited Consolidated Financial Statements for the year ended October 31, 2021, which are available on VersaBank’s website at www.versabank.com, SEDAR at www.sedar.com and EDGAR at https://www.sec.gov/edgar.shtml. Except as discussed below, all other factors discussed and referred to in the MD&A for the year ended October 31, 2021, remain substantially unchanged. All currency amounts in this document are in Canadian dollars unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements	2
About VersaBank	3
Overview of Performance	4
Selected Financial Highlights	7
Business Outlook	8
Financial Review – Earnings	12
Financial Review – Balance Sheet	18
Off-Balance Sheet Arrangements	29
Related Party Transactions	29
Capital Management and Capital Resources	30
Results of Operating Segments	32
Summary of Quarterly Results	34
Subsequent event	34
Non-GAAP and Other Financial Measures	35
Significant Accounting Policies and Use of Estimates and Judgements	37
Controls and Procedures	37

VersaBank – Q3 2022 MD&A	1

Cautionary Note Regarding Forward-Looking Statements

VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings and with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this management’s discussion and analysis that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of VersaBank’s control. Risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and U.S. economy in general and the strength of the local economies within Canada and the U.S. in which VersaBank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the U.S. Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts including the crisis in Ukraine and the impact of the crisis on global supply chains; the impact of new variants of COVID-19; and VersaBank’s anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect VersaBank’s future results, please see VersaBank’s annual MD&A for the year ended October 31, 2021.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in the management’s discussion and analysis is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes. Except as required by securities law, VersaBank does not undertake to update any forward-looking statement that is contained in this management’s discussion and analysis or made from time to time by VersaBank or on its behalf.

VersaBank – Q3 2022 MD&A	2

About VersaBank

VersaBank (the “Bank”) adopted an electronic branchless model in 1993, becoming the world’s first branchless financial institution. It holds a Canadian Schedule 1 chartered bank licence and obtains its deposits and the majority of its loans and leases digitally. In addition to its core Digital Banking operations, VersaBank has established cybersecurity services and banking and financial technology development operations through its wholly owned subsidiary, DRT Cyber Inc. (“DRTC”). VersaBank’s Common Shares trade on the Toronto Stock Exchange and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the Toronto Stock Exchange under the symbol VBNK.PR.A.

VersaBank is focused on increasing earnings by concentrating on underserved markets that support more attractive pricing for its products, leveraging existing distribution channels to deliver its financial products to these chosen markets and expanding its diverse deposit gathering network that provides efficient access to a range of low-cost deposit sources in order to maintain a low cost of funds.

The underlying drivers of VersaBank’s performance trends for the current and comparative periods are set out in the following sections of this MD&A.

VersaBank – Q3 2022 MD&A	3

Overview of Performance

* See definition in the "Non-GAAP and Other Financial Measures" section below.

Q3 2022 vs Q2 2022

Loans increased 15% to $2.81 billion, driven by continued strong growth in VersaBank’s Point-of-Sale Loans and Leases (“POS Financing”) portfolio, which increased 24%;

Total revenue increased 14% to $21.2 million, which was composed of net interest income of $20.1 million and non-interest income of $1.2 million, the latter derived primarily from the contribution of DRT Cyber Inc.'s, (“DRTC”) cybersecurity services business;

Net interest margin (NIM) decreased 1 basis point to 2.76% and NIM on loans decreased 4 bps to 3.07%, as a function primarily of higher cost of funds attributable to changes in the Bank’s funding mix, offset substantially by higher yields earned on the Bank’s lending portfolio and securities purchased in the current quarter;

VersaBank – Q3 2022 MD&A	4

Provision for credit losses was $166,000 compared to provision for credit losses in the amount of $78,000 attributable primarily to lending asset growth;

Net income and earnings per share (“EPS”) increased 16% and 18% to $5.7 million and $0.20 per share, respectively, both of which were dampened by higher non-interest expense attributable to investments in the Bank’s business development initiatives including, but not limited to, the acquisition of a U.S. national bank, the development of the U.S. Receivable Purchase Program, (“RPP”) and preparation for commercial launch of the Canadian-dollar version of VersaBank’s Digital Deposit Receipts. Investments associated with the acquisition and business of the U.S. bank are anticipated to be realized substantially by the end of the current fiscal year; and,

Efficiency ratio for the Digital Banking operations (excluding DRTC) improved 2% to 57%, however, remains elevated as a function primarily of VersaBank’s investments in the business development initiatives described above.

Q3 2022 vs Q3 2021

Loans increased 44% due to strong growth in the POS Financing portfolio;
Total revenue increased 35% due to higher net interest income attributable primary to lending asset growth;

NIM increased 15 bps due to higher yields earned on lending assets offset partially by higher cost of funds, while NIM on loans decreased 16 bps primarily due to VersaBank’s strategy to grow its POS Financing portfolio, and higher cost of funds;

Provision for credit losses was $166,000 compared to a provision for credit losses in the amount of $96,000 attributable primarily to lending asset growth;

Net income increased 5%, and EPS decreased 20%, with the decrease in EPS the result of the issuance of 6.3 million common shares concurrent with the Bank’s listing on Nasdaq in September 2021. Both were dampened by higher non-interest expense attributable to investments in the Bank’s business development initiatives including, but not limited to, the acquisition of a U.S. national bank, the development of the U.S. RPP and preparation for commercial launch of the Canadian-dollar version of VersaBank’s Digital Deposit Receipts. Investments associated with the acquisition and business of the U.S. bank are anticipated to be realized substantially by the end of the current fiscal year; and,

Efficiency ratio for Digital Banking operations (excluding DRTC) escalated 14% to 57% as a function primarily of VersaBank’s investments in the business development initiatives described above.

Q3 YTD 2022 vs Q3 YTD 2021

Net income and EPS decreased 1% and 22% to $16.2 million and $0.56 per share, respectively, with the decrease in EPS being impacted materially by the issuance of 6.3 million common shares in September 2021, both of which were dampened by higher non-interest expense attributable to investments in the Bank’s business development initiatives including, but not limited to, the acquisition of a U.S. national bank, the development of the U.S. RPP, and preparation for commercial launch of the Canadian-dollar version of VersaBank’s Digital Deposit Receipts. Investments associated with the acquisition and business of the U.S. bank are anticipated to be realized substantially by the end of the current fiscal year;

VersaBank – Q3 2022 MD&A	5

NIM decreased 14 bps due to lower yields earned on assets attributable primarily to strong growth in the Bank’s POS Financing portfolio and higher cost of funds; and,
Provision for credit losses was $246,000 compared with a recovery of credit loss provisions in the amount of $159,000.

Items of note

Q3 2022

On June 14, 2022, VersaBank signed a definitive agreement to acquire Minnesota-based Stearns Bank Holdingford, N.A. (“SBH”), a privately held, wholly-owned subsidiary of Stearns Financial Services Inc. (“SFSI”) based in St. Cloud, Minnesota, for an estimated US $13.5 million (CA $17.4 million), subject to adjustment at closing. SBH is a fully operational OCC (Office of the Comptroller of the Currency)-chartered national bank, focused on small business lending, which is expected to add approximately US $60 million in total assets to VersaBank’s balance sheet. The acquisition is intended to provide VersaBank with access to U.S. deposits to expand the growth of its RPP business, which VersaBank launched in the U.S. in the prior quarter. Subject to customary closing conditions, including regulatory approval by both the OCC and OSFI, the transaction is anticipated to close before December 31, 2022.

Q2 2022

On March 31, 2022, VersaBank announced that it had entered into an agreement with its first Point-of-Sale Finance partner in the United States, a large, North American, commercial transportation financing business focused on independent owner/operators;

On March 28, 2022, VersaBank announced the successful completion of the independent third-party System and Organization Controls (“SOC2”) – Type I audit of its VersaVault®, VersaBank’s proprietary security technology for blockchain-based assets, which underpins VersaBank’s revolutionary Digital Deposit Receipts.

Q3 2021

There were no material items of note in the quarter.

VersaBank – Q3 2022 MD&A	6

Selected Financial Highlights

(unaudited)	for the three months ended		for the nine months ended
	July 31	July 31	July 31	July 31
($CDN thousands except per share amounts)	2022	2021	2022	2021
Results of operations
Interest income	$34,177	$22,400	$84,745	$65,564
Net interest income	20,062	14,542	54,189	44,011
Non-interest income	1,177	1,187	3,951	3,110
Total revenue	21,239	15,729	58,140	47,121
Provision for (recovery of) credit losses	166	96	246	(159)
Non-interest expenses	13,216	8,200	35,619	24,629
Digital Banking	11,427	7,304	30,936	21,994
DRTC	1,830	937	4,807	2,745
Net income	5,720	5,436	16,229	16,470
Income per common share:
Basic	$0.20	$0.25	$0.56	$0.72
Diluted	$0.20	$0.25	$0.56	$0.72
Dividends paid on preferred shares	$247	$247	$741	$1,331
Dividends paid on common shares	$687	$528	$2,061	$1,584
Yield*	4.70%	4.02%	4.13%	4.14%
Cost of funds*	1.94%	1.41%	1.49%	1.36%
Net interest margin*	2.76%	2.61%	2.64%	2.78%
Net interest margin on loans*	3.07%	3.23%	3.04%	3.43%
Return on average common equity*	6.57%	8.72%	6.36%	8.72%
Book value per common share*	$12.14	$11.29	$12.14	$11.29
Efficiency ratio*	62%	52%	61%	52%
Efficiency ratio - Digital Banking*	57%	50%	57%	50%
Return on average total assets*	0.75%	0.93%	0.75%	0.96%
Gross impaired loans to total loans*	0.05%	0.00%	0.05%	0.00%
Provision (recovery) for credit losses as a % of average loans*	0.03%	0.02%	0.01%	(0.01%)
	as at
Balance Sheet Summary
Cash	$84,214	$297,005	$84,214	$297,005
Securities	133,682	-	133,682	-
Loans, net of allowance for credit losses	2,814,121	1,952,154	2,814,121	1,952,154
Average loans*	2,632,199	1,890,965	2,458,586	1,803,532
Total assets	3,075,343	2,285,771	3,075,343	2,285,771
Deposits	2,475,063	1,817,746	2,475,063	1,817,746
Subordinated notes payable	98,706	95,683	98,706	95,683
Shareholders' equity	346,648	252,032	346,648	252,032
Capital ratios*
Risk-weighted assets	$2,568,678	$1,897,695	$2,568,678	$1,897,695
Common Equity Tier 1 capital	321,386	226,516	321,386	226,516
Total regulatory capital	437,912	340,270	437,912	340,270
Common Equity Tier 1 (CET1) ratio	12.51%	11.94%	12.51%	11.94%
Tier 1 capital ratio	13.04%	12.66%	13.04%	12.66%
Total capital ratio	17.05%	17.93%	17.05%	17.93%
Leverage ratio	10.38%	9.99%	10.38%	9.99%

* See definition in "Non-GAAP and Other Financial Measures" section below.

** Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

VersaBank – Q3 2022 MD&A	7

Business Outlook

VersaBank is active in underserved markets that support more attractive pricing for its lending products, and further, continues to develop and expand its diverse deposit gathering network that provides efficient access to a range of low-cost deposit sources. In addition, VersaBank remains highly committed to, and focused on further developing and enhancing its technology advantage, a key component of its value proposition that not only provides efficient access to VersaBank’s chosen underserved lending and deposit markets, but also delivers superior financial products and better customer service to its clients.

Management continues to monitor the geo-political, economic and financial market risk precipitated by the conflict in Ukraine and its potential impact on VersaBank’s business. At this time, management has not identified any material direct or indirect risk exposure to VersaBank resulting from the conflict and will continue to assess available information and evaluate the situation as it evolves.

While VersaBank does not provide guidance on specific performance metrics, the commentary provided below discusses aspects of VersaBank’s business and certain expected trends related to same that, in management’s view, could potentially impact future performance.

Lending Assets

Point-of-Sale Financing: Consumer spending in Canada is expected to remain somewhat stable over the course of the remainder of fiscal 2022 as a tight labour market and higher wages mitigate the impact of higher interest rates and persistent inflation. Management anticipates that consumers will continue to invest in assets related to home improvements, as well as home purchases, albeit at a somewhat tempered rate, for which VersaBank’s POS loan and lease origination partners provide financing. This consumer behaviour, combined with the anticipated addition of new origination partners in both the U.S. and Canada is expected to contribute to continued strong growth in the Bank’s POS Financing portfolio over the remainder of fiscal 2022. In addition, VersaBank entered the U.S. lending market in the second quarter of 2022 through the completion of a receivable purchase transaction with its first U.S.-based RPP origination partner, a large, North American, commercial transportation financing business focused on independent owner/operators. Management anticipates growth in its U.S. RPP portfolio over the remainder of fiscal 2022 will be derived from both existing portfolio growth and the onboarding of new origination partners that operate with a credit risk profile that is aligned with VersaBank’s risk appetite.

Commercial Real Estate: Management anticipates modest growth in the commercial mortgage sector over the remainder of fiscal 2022, specifically related to financing for residential housing property development. Notwithstanding the highly effective risk mitigation strategies that are employed in managing this portfolio, including working with well-established, well-capitalized partners and maintaining modest loan-to-value ratios on individual transactions, management has taken a cautionary stance with respect to the CRE portfolio due to the anticipation of volatility in CRE asset valuations in a rising interest rate environment and the potential impact of same on borrowers’ ability to service debt, as well as due to concerns related to higher commodity prices attributable to current global supply chain disruptions and a very tight labour market, both of which have the potential to drive higher construction costs. Additionally, management continues to pursue opportunities to develop more meaningful exposure to the B-20 compliant conventional, uninsured mortgage financing space but does not expect these opportunities to measurably impact the Bank’s balance sheet until early fiscal 2023.

VersaBank – Q3 2022 MD&A	8

Credit Quality

VersaBank lends to underserved markets that support more attractive pricing for its lending products but typically exhibit a lower-than-average risk profile generally as a function of the lower inherent risk associated with the underlying collateral assets and/or the structure of VersaBank’s offered financing arrangements;

As at July 31, 2022, VersaBank had $1.4 million in impaired loans on its balance sheet, representing 0.05% of total loans, of which $1.0 million was repaid on August 2, 2022, with the remaining balance, which is well secured, scheduled to be repaid in early September 2022;

Available forward-looking macroeconomic and industry data remains somewhat dynamic and as a result, management anticipates that estimated expected credit loss (“ECL”) amounts may continue to exhibit some volatility over the remainder of fiscal 2022, most specifically as a function of anticipated, continued monetary policy tightening, consumers’ ability to service household debt at higher interest rates, the effectiveness of a strong labour market and higher wages on mitigating the impact of elevated inflation as well as geo-political risk derived from the crisis in Ukraine and the impact of the crisis on global supply chains. Notwithstanding the above, management also expects that the lower risk profile of VersaBank’s lending portfolio, which is a function of VersaBank’s prudent underwriting practices, and its focus on underserved financing markets within which it has a wealth of experience will contribute to mitigating any potential volatility in its forward ECL amounts; and,

VersaBank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third-party service provider, for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These credit risk modeling systems are used in conjunction with VersaBank’s internally developed ECL models. Management notes moderately deteriorating trends in the macroeconomic data currently being used as forward-looking information in VersaBank’s credit risk models and depending on the growth trajectory and composition of the lending portfolio, these trends could result in higher ECL amounts and the Bank recognizing higher provisions for credit losses in the coming quarters.

Funding and Liquidity

Management continues to expect that commercial deposit volumes raised via VersaBank’s Trustee Integrated Banking (“TIB”) program will return to growth in early fiscal 2023 as a function of an increase in the volume of consumer bankruptcy and proposal restructuring proceedings over the same timeframe, attributable primarily to the Bank of Canada continuing to tighten monetary policy over at least the next two to three quarters. Further, VersaBank continues to grow and expand its well-established, diverse deposit broker network through which it sources personal deposits, consisting primarily of guaranteed investment certificates; and,

VersaBank – Q3 2022 MD&A	9

Management anticipates that liquidity levels will remain reasonably consistent over the remainder of fiscal 2022 as VersaBank continues to fund anticipated balance sheet growth across each of its lines of business. Further, management will continue to deploy cash into low risk, government securities with the objective of earning a more favourable yield on its available liquidity.

Earnings and Capital

Earnings growth for the remainder of fiscal 2022 is expected to be a function primarily of anticipated organic balance sheet growth from Digital Banking operations as well as incremental earnings contributions from DRTC, offset partially by higher non-interest expenses attributable to costs related to investments in the Bank’s business development initiatives including, but not limited to, the acquisition of a U.S. national bank, the development of the U.S. RPP and preparation for commercial launch of the Canadian-dollar version of VersaBank’s Digital Deposit Receipts. Additionally, VersaBank continues to experience higher costs related to the recruitment and retention of staff in what remains a tight labour market.

Net interest income growth for the remainder of fiscal 2022 is expected to be a function primarily of the expansion of each of VersaBank’s core business lines across key lending asset categories, disciplined liquidity management and the expectation that VersaBank will be able to continue to mitigate the expansion of its cost of funds via growth in the TIB program and further expansion of its diverse deposit broker network;

Non-interest income growth for the remainder of fiscal 2022 is expected to be a function primarily of DRTC deploying its suite of cybersecurity solutions into the market which includes financial institutions, multi-national corporations and government entities;

VersaBank’s capital ratios remain comfortably in excess of regulatory minimums. Management is of the view that VersaBank’s current capital levels are sufficient to accommodate anticipated, medium term balance sheet growth, however; management will continue to closely monitor the capital markets to identify opportunities for VersaBank to raise additional regulatory capital on attractive terms in order to position VersaBank to support a potentially more robust growth profile;

Management does not anticipate increasing VersaBank’s dividend rate over the remainder of fiscal 2022 and potentially over the course of fiscal 2023 in order to ensure that it continues to have adequate regulatory capital available to support balance sheet growth as well as specific business development initiatives for earnings growth currently contemplated over the same timeframe and remain in compliance with its established regulatory capital ratio targets and thresholds; and,

VersaBank – Q3 2022 MD&A	10

Subsequent to the current quarter VersaBank received approval from the Toronto Stock Exchange (“TSX”) to proceed with a Normal Course Issuer Bid (“NCIB”) for its common shares through which the Bank may purchase for cancellation up to 1,700,000 of its common shares, representing approximately 9.54% of its public float. If fully executed, the impact of the NCIB will not have a material impact on the Bank’s regulatory capital levels and ratios.

There is potential that VersaBank may not realize or achieve the anticipated performance trends set out above as a function of a number of factors and variables including, but not limited to, the strength of the Canadian and U.S. economies in general and the strength of the local economies in which VersaBank conducts operations; the effects of changes in monetary and fiscal policy, including changes in the interest rate policies of the Bank of Canada and the U.S. Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the ability of VersaBank to grow its business and execute its strategy in the U.S. market; the impact of changes in the laws and regulations regulating financial services; the impact of wars or conflicts including the crisis in Ukraine; and the impact of new variants of COVID-19 on the economy. Please see “Cautionary Note Regarding Forward-Looking Statements” on page 2 of this MD&A.

VersaBank – Q3 2022 MD&A	11

Financial Review – Earnings

Total Revenue

Total revenue, which consists of net interest income and non-interest income, increased 14% to $21.2 million compared to the second quarter of 2022 and increased 35% compared to the same period a year ago. Total revenue for the nine months ended July 31, 2022, increased 23% to $58.1 million compared to the same period a year ago.

Net Interest Income

(thousands of Canadian dollars)
	For the three months ended:					For the nine months ended:
	July 31	April 30		July 31		July 31	July 31
	2022	2022	Change	2021	Change	2022	2021	Change

Interest income
Point-of-sale loans and leases	$21,132	$16,006	32%	$12,024	76%	$51,591	$35,009	47%
Commercial real estate mortgages	11,665	9,171	27%	9,575	22%	30,590	28,015	9%
Commercial real estate loans	181	179	1%	352	(49%)	552	1,056	(48%)
Public sector and other financing	187	116	61%	127	47%	418	385	9%
Other	1,012	376	169%	322	214%	1,594	1,099	45%
Interest income	$34,177	$25,848	32%	$22,400	53%	$84,745	$65,564	29%

Interest expense
Deposit and other	$12,727	$7,239	76%	$6,539	95%	$26,435	$19,967	32%
Subordinated notes	1,388	1,367	2%	1,319	5%	4,121	1,586	160%
Interest expense	$14,115	$8,606	64%	$7,858	80%	$30,556	$21,553	42%

Net interest income	$20,062	$17,242	16%	$14,542	38%	$54,189	$44,011	23%

Non-interest income	$1,177	$1,393	(16%)	$1,187	(1%)	$3,951	$3,110	27%

Total revenue	$21,239	$18,635	14%	$15,729	35%	$58,140	$47,121	23%

Q3 2022 vs Q2 2022

Net interest income increased 16% to $20.1 million as a function primarily of:

Higher interest income earned on higher lending asset balances; and,
Redeployment of available cash into higher yielding, low risk securities.

Offset partially by:

Higher interest expense attributable to higher deposit balances.

Q3 2022 vs Q3 2021

Net interest income was up 38% as a function primarily of:

Higher interest income earned on higher lending asset balances; and,
Redeployment of available cash into higher yielding, low risk securities.

VersaBank – Q3 2022 MD&A	12

Offset partially by:

Higher interest expense attributable to higher deposit balances.

Q3 YTD 2022 vs Q3 YTD 2021

Net interest income was up 23% to $54.2 million as a function primarily of:

Higher interest income earned on higher lending assets; and,
Redeployment of available cash into higher yielding, low risk securities.

Offset partially by:

Higher interest expense attributable to higher deposit balances; and,
Higher interest expense attributable to the private placement of US $75 million in subordinated notes payable (“the Notes”) with U.S. institutional investors on April 30, 2021.

Net Interest Margin

(thousands of Canadian dollars)
	For the three months ended:					For the nine months ended:
	July 31	April 30		July 31		July 31	July 31
	2022	2022	Change	2021	Change	2022	2021	Change

Interest income	$34,177	$25,848	32%	$22,400	53%	$84,745	$65,564	29%
Interest expense	14,115	8,606	64%	7,858	80%	30,556	21,553	42%
Net interest income	20,062	17,242	16%	14,542	38%	54,189	44,011	23%

Average assets	$2,883,745	$2,553,746	13%	$2,212,764	30%	$2,745,215	$2,114,828	30%
Yield*	4.70%	4.15%	13%	4.02%	17%	4.13%	4.14%	0%
Cost of funds*	1.94%	1.38%	41%	1.41%	38%	1.49%	1.36%	10%
Net interest margin*	2.76%	2.77%	0%	2.61%	6%	2.64%	2.78%	(5%)

Average gross loans	$2,622,677	$2,325,331	13%	$1,885,257	39%	$2,449,729	$1,798,178	36%
Net interest margin on loans*	3.07%	3.11%	(1%)	3.23%	(5%)	3.04%	3.43%	(11%)

* See definition in "Non-GAAP and Other Financial Measures" section below.

Q3 2022 vs Q2 2022

Net interest margin decreased 1 bps as a function primarily of:

Higher cost of funds attributable primarily to changes in the Bank’s funding mix.

Offset partially by:

Higher yields earned on the Bank’s lending portfolio generally as a function of an increasing interest rate environment precipitated by the Bank of Canada tightening monetary policy over the period.

VersaBank – Q3 2022 MD&A	13

Q3 2022 vs Q3 2021

Net interest margin increased 15 bps as a function primarily of:

Higher yields earned on the Bank’s lending portfolio generally as a function of an increasing interest rate environment precipitated by the Bank of Canada tightening monetary policy over the period.

Offset partially by:

Higher cost of funds attributable primarily to changes in the Bank’s funding mix; and,
VersaBank’s strategy to grow its POS Financing portfolio.

Q3 YTD 2022 vs Q3 YTD 2021

Net interest margin decreased 14 bps as a function primarily of:

Higher cost of funds attributable primarily to changes in the Bank’s funding mix; and,
VersaBank’s strategy to grow its POS Financing portfolio.

Offset partially by:

Higher yields earned on the Bank’s lending portfolio generally as a function of an increasing interest rate environment precipitated by the Bank of Canada tightening monetary policy over the period.

Non-Interest Income

Non-interest income reflects the consolidation of the gross profit generated by DRTC’s cybersecurity services business and income derived from miscellaneous transaction fees not directly attributable to lending assets.

Non-interest income for the quarter was $1.2 million compared to $1.4 million last quarter and $1.2 million for the same period a year ago. The quarter over quarter trend was a function primarily of lower client engagement at DRTC.

Non-interest income for the nine months ended July 31, 2022 was $4.0 million compared to $3.1 million for the same period a year ago. The year over year trend was a function primarily of the comparative period including only eight months of operations due to the timing of the acquisition of Digital Boundary Group (“DBG”) on November 30, 2020.

VersaBank – Q3 2022 MD&A	14

Provision for Credit Losses

(thousands of Canadian dollars)
	For the three months ended:			For the nine months ended:
	July 31	April 30	July 31	July 31	July 31
	2022	2022	2021	2022	2021

Provision for (recovery of) credit losses:
Point-of-sale loans and leases	$109	$49	$21	$253	$44
Commercial real estate mortgages	47	4	93	(18)	35
Commercial real estate loans	9	4	3	4	(85)
Public sector and other financing	1	21	(21)	7	(153)
Provision for (recovery of) credit losses	$166	$78	$96	$246	$(159)

Q3 2022 vs Q2 2022

VersaBank recorded a provision for credit losses in the amount of $166,000 in the current quarter compared to a provision for credit losses in the amount of $78,000 in the comparative period as a function primarily of:

Higher lending asset balances; and,
Changes in the forward-looking information used by VersaBank in its credit risk models in the current quarter.

Offset partially by:

Changes in VersaBank’s lending asset portfolio mix.

Q3 2022 vs Q3 2021

VersaBank recorded a provision for credit losses in the amount of $166,000 in the current quarter compared to a provision for credit losses in the amount of $96,000 in the comparative period as a function primarily of:

Higher lending asset balances; and,
Changes in the forward-looking information used by VersaBank in its credit risk models in the current quarter.

Offset partially by:

Changes in VersaBank’s lending asset portfolio mix.

Q3 YTD 2022 vs Q3 YTD 2021

VersaBank recorded a provision for credit losses in the amount of $246,000 in the current period compared to a recovery of credit loss provisions in the amount of $159,000 in the comparative period as a function primarily of the items set out above.

VersaBank – Q3 2022 MD&A	15

Non-Interest Expenses

(thousands of Canadian dollars)
	For the three months ended:					For the nine months ended:
	July 31	April 30		July 31		July 31	July 31
	2022	2022	Change	2021	Change	2022	2021	Change

Salaries and benefits	$6,768	$6,726	1%	$4,853	39%	$19,577	$14,836	32%
General and administrative	5,519	4,019	37%	2,414	129%	13,162	7,136	84%
Premises and equipment	929	1,022	(9%)	933	0%	2,880	2,657	8%
Total non-interest expenses	$13,216	$11,767	12%	$8,200	61%	$35,619	$24,629	45%

Efficiency Ratio	62.23%	63.14%	(1%)	52.13%	19%	61.26%	52.27%	17%

Q3 2022 vs Q2 2022

Non-interest expenses increased 12% to $13.2 million as a function primarily of:

Investments in the Bank’s business development initiatives including, but not limited to, the acquisition of a U.S. national bank, the development of the U.S. RPP and preparation for commercial launch of the Canadian-dollar version of VersaBank’s Digital Deposit Receipts. Investments associated with the acquisition and business of the U.S. bank are anticipated to be realized substantially by the end of the current fiscal year.

Q3 2022 vs Q3 2021

Non-interest expenses increased 61% as a function primarily of:

Investments in the Bank’s business development initiatives including, but not limited to, the acquisition of a U.S. national bank, the development of the RPP and preparation for commercial launch of the Canadian-dollar version of VersaBank’s Digital Deposit Receipts. Investments associated with the acquisition and business of the U.S. bank are anticipated to be realized substantially by the end of the current fiscal year;

Higher insurance premiums attributable to VersaBank’s listing on the Nasdaq in September 2021;
Higher salary and benefits expense attributable to higher staffing levels to support expanded business activity across VersaBank and higher costs associated with employee retention; and,
Higher office and facility related costs attributable to the implementation of VersaBank’s return-to-work strategy.

Q3 YTD 2022 vs Q3 YTD 2021

Non-interest expenses increased 45% as a function primarily of the items set out above and the current period including nine months of operating expenses of DBG compared to eight months of operating expenses included in the comparative period due to the timing of VersaBank’s acquisition of DBG on November 30, 2020.

VersaBank – Q3 2022 MD&A	16

Income Tax Provision

VersaBank’s tax rate is approximately 27%, similar to that of previous periods. The tax rate is impacted by certain items not being taxable or deductible for income tax purposes. Provision for income taxes for the current quarter was $2.1 million compared to $1.8 million last quarter and $2.0 million for the same period a year ago.

Provision for income taxes for the nine months ended July 31, 2022, was $6.0 million compared to $6.2 million for the same period a year ago.

VersaBank – Q3 2022 MD&A	17

Financial Review – Balance Sheet

(thousands of Canadian dollars)
	July 31	April 30		July 31
	2022	2022	Change	2021	Change

Total assets	$3,075,343	$2,692,146	14%	$2,285,771	35%
Cash and securities	217,896	198,157	10%	297,005	(27%)
Loans, net of allowance for credit losses	2,814,121	2,450,276	15%	1,952,154	44%
Deposits	2,475,063	2,124,916	16%	1,817,746	36%

Total Assets

Total assets at July 31, 2022, were $3.08 billion compared to $2.69 billion last quarter and $2.29 billion a year ago. The quarter over quarter and year over year trends were a function primarily of growth in VersaBank’s POS Financing portfolio.

VersaBank – Q3 2022 MD&A	18

Cash and securities

Cash and securities, which are held primarily for liquidity purposes, were $217.9 million or 7% of total assets at July 31, 2022, compared to $198.2 million or 7% of total assets last quarter and $297.0 million or 13% of total assets a year ago. The year over year trend was a function primarily of VersaBank deploying cash into higher yielding lending assets and low risk securities over the course of the year.

During the quarter ended July 31, 2022, VersaBank purchased a series of Government of Canada Treasury Bills for $88.8 million with a face value totaling $90.0 million, resulting in a weighted average yield of 2.60% on the instruments, with maturities ranging from October 27, 2022 to May 25, 2023. The Bank also purchased a U.S. Government Treasury Bill for US $34.9 million ($45.3 million) with a face value of US $35 million ($45.6 million) resulting in a yield of 2.15% on the instrument which matures on October 13, 2022. The securities are measured at amortized cost and the carrying value at July 31, 2022, approximates the fair value of these assets. Management plans to continue to deploy cash into low risk, government securities with the objective of earning a more favourable yield on its available liquidity.

Loans

(thousands of Canadian dollars)
	July 31	April 30		July 31
	2022	2022	Change	2021	Change

Point-of-sale loans and leases	$1,998,993	$1,610,336	24%	$1,144,902	75%
Commercial real estate mortgages	755,042	782,274	(3%)	738,063	2%
Commercial real estate loans	13,510	14,065	(4%)	30,044	(55%)
Public sector and other financing	35,605	35,529	0%	33,201	7%
	$2,803,150	$2,442,204	15%	$1,946,210	44%

VersaBank organizes its lending portfolio into the following four broad asset categories: Point-of-Sale Loans & Leases, Commercial Real Estate Mortgages, Commercial Real Estate Loans, and Public Sector and Other Financing. These categories have been established in VersaBank’s proprietary, internally developed asset management system and have been designed to catalogue individual lending assets as a function primarily of their key risk drivers, the nature of the underlying collateral, and the applicable market segment.

The Point-of-Sale Loans and Leases (“POS Financing”) asset category is comprised of Point-of-Sale Loan and Lease Receivables acquired from VersaBank’s broad network of origination and servicing partners as well as Warehouse Loans that provide bridge financing to VersaBank’s origination and servicing partners for the purpose of accumulating and seasoning practical volumes of individual loans and leases prior to VersaBank purchasing the cashflow receivables derived from same.

The Commercial Real Estate Mortgages (“CRE Mortgages”) asset category is comprised of Commercial and Residential Construction Mortgages, Commercial Term Mortgages, Commercial Insured Mortgages and Land Mortgages. While all of these loans would be considered commercial loans or business-to-business loans, the underlying credit risk exposure is diversified across both the commercial and retail market segments, and further, the portfolio benefits from diversity in its underlying security in the form of a broad range of collateral properties.

VersaBank – Q3 2022 MD&A	19

The Commercial Real Estate Loans (“CRE Loans”) asset category is comprised primarily of Condominium Corporation Financing loans.

The Public Sector and Other Financing (“PSOF”) asset category is comprised primarily of Public Sector Loans and Leases, a small balance of Corporate Loans and Leases and Single Family Residential Conventional and Insured Mortgages. VersaBank has de-emphasized Corporate lending and continues to monitor the public sector space in anticipation of more robust demand for Federal, Provincial and Municipal infrastructure and other project financings.

Q3 2022 vs Q2 2022

Loans increased 15% to $2.81 billion as a function primarily of:

Higher POS Financing portfolio balances attributable primarily to continued strong demand for home finance, auto and home improvement/HVAC receivable financing.

Offset partially by:

Lower CRE Mortgage portfolio balances attributable primarily to the scheduled repayment of a large residential term mortgage in the current period.

Q3 2022 vs Q3 2021

Loans increased 44% as a function primarily of loan growth in the POS Financing and CRE Mortgage portfolios, as well as the PSOF portfolio.

Residential Mortgage Exposures

In accordance with the Office of the Superintendent of Financial Institutions (“OSFI”) Guideline B-20 – Residential Mortgage Underwriting Practices and Procedures, additional information is provided regarding VersaBank’s residential mortgage exposure. For the purposes of the Guideline, a residential mortgage is defined as a loan to an individual that is secured by residential property (one-to-four-unit dwellings) and includes home equity lines of credit (“HELOCs”). This differs from the classification of residential mortgages used by VersaBank which also includes multi-family residential mortgages.

Under OSFI’s definition, VersaBank’s exposure to residential mortgages at July 31, 2022, was $2.9 million compared to $2.4 million last quarter and $2.7 million a year ago. The Bank did not have any HELOCs outstanding at July 31, 2022, last quarter or a year ago.

VersaBank – Q3 2022 MD&A	20

Credit Quality and Allowance for Credit Losses

As discussed previously, as at July 31, 2022, VersaBank had $1.4 million in impaired loans on its balance sheet, representing 0.05% of total loans of which $1.0 million was repaid on August 2, 2022 with the remaining balance, which is well secured, scheduled to be repaid in early September 2022. VersaBank continues to monitor its lending portfolio and the underlying borrowers as well as origination partners closely to ensure that management has good visibility on credit trends that could provide an early warning indication of the emergence of any elevated risk in VersaBank’s lending portfolio.

Allowance for Credit Losses

VersaBank must maintain an allowance for expected credit losses or ECL allowance that is adequate, in management’s opinion, to absorb all credit related losses in VersaBank’s lending and treasury portfolios. Under IFRS 9 VersaBank’s ECL allowance is estimated using the expected credit loss methodology and is comprised of expected credit losses recognized on both performing loans, and non-performing, or impaired loans even if no actual loss event has occurred.

(thousands of Canadian dollars)
	July 31	April 30		July 31
	2022	2022	Change	2021	Change

ECL allowance by lending asset:
Point-of-sale loans and leases	$528	$419	26%	$259	104%
Commercial real estate mortgages	1,096	1,051	4%	1,401	(22%)
Commercial real estate loans	49	40	23%	52	(6%)
Public sector and other financing	26	23	13%	20	30%
Total ECL allowance	$1,699	$1,533	11%	$1,732	(2%)

(thousands of Canadian dollars)
	July 31	April 30		July 31
	2022	2022	Change	2021	Change

ECL allowance by stage:
ECL allowance stage 1	$1,581	$1,431	10%	$1,544	2%
ECL allowance stage 2	118	102	16%	188	(37%)
ECL allowance stage 3	-	-		-
Total ECL allowance	$1,699	$1,533	11%	$1,732	(2%)

Q3 2022 vs Q2 2022

VersaBank’s ECL allowance at July 31, 2022, was $1.70 million compared to $1.53 million last quarter as a function primarily of:

Higher lending asset balances; and,
Changes in the forward-looking information used by VersaBank in its credit risk models.

VersaBank – Q3 2022 MD&A	21

Offset partially by:

Changes in VersaBank’s lending asset portfolio mix.

Q3 2022 vs Q3 2021

VersaBank’s ECL allowance at July 31, 2022, was $1.70 million compared to $1.73 million a year ago as a function primarily of:

Changes in VersaBank’s lending asset portfolio mix.
Changes in the forward-looking information used by VersaBank in its credit risk models.

Offset partially by:

Higher lending asset balances.

Assessment of significant increase in credit risk (“SICR”)

At each reporting date, VersaBank assesses whether or not there has been a SICR for loans since initial recognition by comparing, at the reporting date, the risk of default occurring over the remaining expected life against the risk of default at initial recognition.

SICR is a function of the loan’s internal risk rating assignment, internal watchlist status, loan review status and delinquency status which are updated as necessary in response to changes including, but not limited to, changes in macroeconomic and/or market conditions, changes in a borrower’s credit risk profile, and changes in the strength of the underlying security, including guarantor status, if a guarantor exists.

Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a SICR. As a result, qualitative factors may be considered to supplement such a gap.

Examples include but are not limited to changes in adjudication criteria for a particular group of borrowers or asset categories or changes in portfolio composition as well as changes in Canadian and U.S. macroeconomic trends attributable to changes in monetary policy, inflation, employment rates, consumer behaviour and geo-political risks.

Forward-Looking Information

VersaBank incorporates the impact of future economic conditions, or more specifically forward-looking information into the estimation of expected credit losses at the credit risk parameter level. This is accomplished via the credit risk parameter models and proxy datasets that VersaBank utilizes to develop probability of default (“PD”), and loss given default (“LGD”), term structure forecasts for its loans. VersaBank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third-party service provider for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These systems are used in conjunction with VersaBank’s internally developed ECL models. Given that VersaBank has experienced very limited historical losses and, therefore, does not have available statistically significant loss data inventory for use in developing internal, forward looking expected credit loss trends, the use of unbiased, third-party forward-looking credit risk parameter modeling systems is particularly important for VersaBank in the context of the estimation of expected credit losses.

VersaBank – Q3 2022 MD&A	22

VersaBank utilizes macroeconomic indicator data derived from multiple macroeconomic scenarios in order to mitigate volatility in the estimation of expected credit losses, as well as to satisfy the IFRS 9 requirement that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. More specifically, the macroeconomic indicators set out in the macroeconomic scenarios are used as inputs for the credit risk parameter models utilized by VersaBank to sensitize the individual PD and LGD term structure forecasts to the respective macroeconomic trajectory set out in each of the scenarios (see Expected Credit Loss Sensitivity below). Currently VersaBank utilizes upside, downside and baseline forecast macroeconomic scenarios, and assigns discrete weights to each for use in the estimation of its reported ECL. VersaBank has also applied expert credit judgement, where appropriate, to reflect, amongst other items, uncertainty in the Canadian and U.S. macroeconomic environments.

The macroeconomic indicator data utilized by VersaBank for the purpose of sensitizing PD and LGD term structure data to forward economic conditions include, but are not limited to: GDP, the national unemployment rate, long term interest rates, the consumer price index, the S&P/TSX Index and the price of oil. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of VersaBank’s balance sheet, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into VersaBank’s forward macroeconomic sensitivity analysis.

Key assumptions driving the base case macroeconomic forecast trends this quarter include: the Bank of Canada (“BoC”) continues to tighten monetary policy into early 2023; consumer spending remains somewhat stable as a strong labour market and higher wages effectively offset the impact of higher interest rates and elevated inflation; the housing market continues to cool attributable to higher interest rates dampening demand and home values continuing to decline through 2022; supply-chain challenges dissipate as demand for durable goods moderates and more wide-spread vaccination against COVID-19 supports a broader, sustainable re-opening; and, only limited public health restrictions are imposed, even with the continued emergence of new COVID-19 variants.

Management developed ECL estimates using credit risk parameter term structure forecasts sensitized to individual baseline, upside and downside forecast macroeconomic scenarios, each weighted at 100%, and subsequently computed the variance of each to VersaBank’s reported ECL as at July 31, 2022 in order to assess the alignment of VersaBank’s reported ECL with VersaBank’s credit risk profile, and further, to assess the scope, depth and ultimate effectiveness of the credit risk mitigation strategies that VersaBank has applied to its lending portfolios (see Expected Credit Loss Sensitivity below).

VersaBank – Q3 2022 MD&A	23

A summary of the key forecast macroeconomic indicator data trends utilized by VersaBank for the purpose of sensitizing lending asset credit risk parameter term structure forecasts to forward looking information, which in turn are used in the estimation of VersaBank’s reported ECL, as well as in the assessment of same are presented in the charts below.

Expected Credit Loss Sensitivity:

The following table presents the sensitivity of VersaBank’s estimated ECL to a range of individual forecast macroeconomic scenarios, that in isolation may not reflect VersaBank’s actual expected ECL exposure, as well as the variance of each to VersaBank’s reported ECL as at July 31, 2022:

(thousands of Canadian dollars)
	Reported	100%	100%	100%
	ECL	Upside	Baseline	Downside

Allowance for expected credit losses	$1,699	$1,129	$1,436	$2,000
Variance from reported ECL		(570)	(263)	301
Variance from reported ECL (%)		(34%)	(15%)	18%

Management is of the view that forward-looking macroeconomic and industry data will remain somewhat dynamic, specifically related to the impact of a higher interest rate environment on consumer spending, the continued impact of the crisis in Ukraine on global supply chains and inflationary trends. As a result, management anticipates that VersaBank’s estimated ECL amounts will continue to exhibit some volatility over the remainder of fiscal 2022 and into 2023.

Considering the analysis set out above and based on management’s review of the loan and credit data comprising VersaBank’s lending portfolio, combined with management’s interpretation of the available forecast macroeconomic and industry data, management is of the view that its reported ECL allowance represents a reasonable proxy for potential, future losses.

VersaBank – Q3 2022 MD&A	24

Deposits

VersaBank has established three core funding channels, those being personal deposits, commercial deposits, and cash reserves retained from VersaBank’s POS Financing origination partners that are classified as other liabilities, which are discussed in the Other Assets and Liabilities section below.

(thousands of Canadian dollars)
	July 31	April 30		July 31
	2022	2022	Change	2021	Change

Commercial deposits	$591,092	$608,694	(3%)	$597,754	(1%)
Personal deposits	1,883,971	1,516,222	24%	1,219,992	54%
Total deposits	$2,475,063	$2,124,916	16%	$1,817,746	36%

Personal deposits, consisting principally of guaranteed investment certificates, are sourced primarily through a well-established and well-diversified deposit broker network that VersaBank continues to grow and expand across Canada.

Commercial deposits are sourced primarily via specialized operating accounts made available to insolvency professionals (“Trustees”) in the Canadian insolvency industry. VersaBank developed customized banking software for use by Trustees that integrates banking services with the market-leading software platforms used in the administration of consumer bankruptcy and proposal restructuring proceedings.

Q3 2022 vs Q2 2022

Deposits increased 16% to $2.5 billion as a function primarily of:

Higher personal deposits attributable to VersaBank increasing activity in its broker market network to fund balance sheet growth.

Offset partially by:

Lower commercial deposits attributable to withdrawals made by Trustees to fund normal course disbursements associated with insolvency restructurings.

Q3 2022 vs Q3 2021

Deposits increased 36% as a function primarily of the items set out above.

VersaBank – Q3 2022 MD&A	25

Subordinated Notes Payable

(thousands of Canadian dollars)
	July 31	April 30	July 31
	2022	2022	2021

Ten year term, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of $5.0 million, effective interest rate of 10.41%, maturing March 2029.	$4,906	$4,903	$4,896

Ten year term, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of USD $75.0 million, effective interest rate of 5.38%, maturing May 2031.	93,800	93,507	90,787

	$98,706	$98,410	$95,683

Subordinated notes payable, net of issue costs, were $98.7 million at July 31, 2022, compared to $98.4 million last quarter and $95.7 million a year ago. The quarter over quarter and year over year trends were a function primarily of changes in the USD/CAD foreign exchange spot rate.

Other Assets and Liabilities

Other Assets

(thousands of Canadian dollars)
	July 31	April 30		July 31
	2022	2022	Change	2021	Change

Accounts receivable	$3,744	$3,750	0%	$1,279	193%
Prepaid expenses and other	16,067	16,186	(1%)	10,699	50%
Property and equipment	6,965	6,872	1%	7,272	(4%)
Right-of-use assets	4,296	4,470	(4%)	4,990	(14%)
Deferred income tax asset	2,248	2,315	(3%)	1,943	16%
Investment	953	953	0%	953	0%
Goodwill	5,754	5,754	0%	5,754	0%
Intangible assets	3,299	3,413	(3%)	3,722	(11%)

Total other assets	$43,326	$43,713	(1%)	$36,612	18%

Q3 2022 vs Q2 2022

Other assets decreased 1% to $43.3 million as a function primarily of:

Lower prepaid expenses attributable primarily to the normal course timing of expenses;
Lower capitalized assets due to amortization; and,
Draw downs on the deferred income tax asset derived from taxable income generated by VersaBank.

VersaBank – Q3 2022 MD&A	26

Q3 2022 vs Q3 2021

Other assets increased 18% as a function primarily of:

Higher prepaid expenses and other consisting primarily of higher prepaid insurance premiums attributable to VersaBank’s listing on the Nasdaq as well as the capitalization of compensation costs and various development costs related to specific growth initiatives; and,

Higher accounts receivable attributable primarily to the normal course timing of general corporate receivables.

Offset partially by:

Lower capitalized assets due to amortization; and,
Draw downs on the deferred income tax asset derived from taxable income generated by VersaBank.

Other Liabilities

(thousands of Canadian dollars)
	July 31	April 30		July 31
	2022	2022	Change	2021	Change

Accounts payable and other	$8,317	$5,738	45%	$6,328	31%
Current income tax liability	3,157	2,126	48%	2,053	54%
Deferred income tax liability	769	812	(5%)	840	(8%)
Lease obligations	4,644	4,776	(3%)	5,276	(12%)
Cash collateral and amounts held in escrow	10,992	5,833	88%	3,182	245%
Cash reserves on loan and lease receivables	127,047	108,121	18%	102,631	24%

Total other liabilities	$154,926	$127,406	22%	$120,310	29%

Q3 2022 vs Q2 2022

Other liabilities increased 22% to $154.9 million as a function primarily of:

Higher cash reserve balances attributable to higher POS Financing portfolio balances;
VersaBank recognizing higher income taxes payable consistent with increased taxable earnings;
Higher cash collateral and amounts held in escrow; and,
General increase in accounts payable attributable to increased earning activity.

Q3 2022 vs Q3 2021

Other liabilities increased 29% attributable primarily to:

Higher cash reserve balances attributable to higher POS Financing portfolio balances;
VersaBank recognizing higher current income taxes payable after utilizing the significant income tax loss carryforwards in the prior fiscal year;
Higher cash collateral and amounts held in escrow; and,
General increase in accounts payable attributable to increased earning activity.

VersaBank – Q3 2022 MD&A	27

Shareholders’ Equity

Shareholders’ equity was $346.6 million at July 31, 2022, compared to $341.4 million last quarter and $252.0 million a year ago.

Q3 2022 vs Q2 2022

Shareholders’ equity was up 2% as a function primarily of:

Higher retained earnings attributable to net income earned over the period.

Offset partially by:

Payment of dividends.

Q3 2022 vs Q3 2021

Shareholders’ equity was up 38% attributable primarily to:

The September 21, 2021, treasury offering of 6,325,000 common shares at a price of US $10.00 per share, the equivalent of CA $12.80 per share, for gross proceeds of approximately US $63.3 million, (“the Common Share Offering”) after the underwriters exercised their full over-allotment option equal to 15% of the base offering of 5,500,000 common shares. Total net cash proceeds from the Common Share Offering were CA $73.2 million; and,

Higher retained earnings attributable to net income earned over the period.

Offset partially by:

Payment of dividends.

VersaBank’s book value per common share at July 31, 2022 was $12.14 compared to $11.94 last quarter and $11.29 a year ago. The quarter over quarter trend was a function primarily of higher retained earnings attributable to net income earned in the current quarter offset partially by the payment of dividends over the same period. The year over year trend was a function primarily of the impact of the Common Share Offering and higher retained earnings attributable to net income earned in the current period offset partially by the payment of dividends over the same timeframe.

See note 9 to the unaudited interim consolidated financial statements for additional information relating to share capital.

Stock-Based Compensation

Stock options are accounted for using the fair value method which recognizes the fair value of the stock option over the applicable vesting period as an increase in salaries and benefits expense with the same amount being recorded in share capital. VersaBank recognized compensation expense for the quarter totaling $424,000 compared to $424,000 last quarter and $nil for the same period a year ago, relating to the estimated fair value of stock options granted. The recognized compensation expense for the nine-month period ended July 31, 2022, totaled $1.0 million compared to $nil for the same period a year ago. The fair value of the 913,730 stock options granted during the first quarter of Fiscal 2022 was estimated at the grant date using the Black-Scholes valuation model and the following input assumptions: risk-free rate of 1.26%, expected option life of 3.5 years, expected volatility of 29.5%, expected annual dividends of 0.64% and a forfeiture rate of 2.0%. The fair value of each stock option granted was estimated at $3.10 per share.

VersaBank – Q3 2022 MD&A	28

As at July 31, 2022, 40,000 common share stock options were fully vested and exercisable at $7.00 per share and expire in October 2023. See note 8 to the unaudited interim consolidated financial statements for additional information relating to stock options.

Updated Share Information

As at August 29, 2022, there were no changes since July 31, 2022, in the number of common shares, Series 1 preferred shares, and common share options outstanding.

Off-Balance Sheet Arrangements

As at July 31, 2022, VersaBank did not have any significant off-balance sheet arrangements other than loan commitments and letters of credit attributable to normal course business activities. See note 12 to the unaudited interim consolidated financial statements for more information.

Related Party Transactions

VersaBank’s Board of Directors and senior executive officers represent key management personnel. See note 13 to the unaudited interim consolidated financial statements for additional information on related party transactions and balances.

VersaBank – Q3 2022 MD&A	29

Capital Management and Capital Resources

The table below presents VersaBank’s regulatory capital position, risk-weighted assets and regulatory capital and leverage ratios for the current and comparative periods.

(thousands of Canadian dollars)
	July 31	April 30		July 31
	2022	2022	Change	2021	Change

Common Equity Tier 1 capital	$321,386	$315,963	2%	$226,516	42%

Total Tier 1 capital	$335,033	$329,610	2%	$240,163	40%

Total Tier 2 capital	$102,879	$102,473	0%	$100,107	3%

Total regulatory capital	$437,912	$432,083	1%	$340,270	29%

Total risk-weighted assets	$2,568,678	$2,313,030	11%	$1,897,695	35%
Capital ratios
CET1 capital ratio	12.51%	13.66%	(8%)	11.94%	5%
Tier 1 capital ratio	13.04%	14.25%	(8%)	12.66%	3%
Total capital ratio	17.05%	18.68%	(9%)	17.93%	(5%)
Leverage ratio	10.38%	11.63%	(11%)	9.99%	4%

VersaBank reports its regulatory capital ratios using the Standardized approach for calculating risk-weighted assets, as defined under Basel III, which may require VersaBank to carry more capital for certain credit exposures compared to requirements under the Advanced Internal Ratings Based (“AIRB”) methodology. As a result, regulatory capital ratios of banks that utilize the Standardized approach are not directly comparable with the large Canadian banks that employ the AIRB methodology.

OSFI requires that all Canadian banks must comply with the Basel III standards on an “all-in” basis for purposes of determining their risk-based capital ratios. Required minimum regulatory capital ratios are a 7.0% Common Equity Tier 1 (“CET1”) capital ratio, an 8.5% Tier 1 capital ratio and a 10.5% total capital ratio, all of which include a 2.5% capital conservation buffer.

The quarter over quarter and year over year trends exhibited by VersaBank’s reported regulatory capital levels, regulatory capital ratios and leverage ratios were a function primarily of retained earnings growth and changes to VersaBank’s risk-weighted asset balances and composition. The year over year trend was also a function of the September 21, 2021, Common Share Offering.

For more information regarding capital management, please see note 14 to VersaBank’s July 31, 2022, interim Consolidated Financial Statements as well as the Capital Management and Capital Resources section of VersaBank’s MD&A for the year ended October 31, 2021.

VersaBank – Q3 2022 MD&A	30

Liquidity

The unaudited Consolidated Statement of Cash Flows for the nine months ended July 31, 2022, shows cash used in operations in the amount of $45.9 million compared to cash used by operations in the amount of $10.2 million for the same period last year. The current period and comparative period trends were a function primarily of cash outflows to fund loans exceeding cash inflows from deposits raised and the use of existing liquidity to fund loans. Based on factors such as liquidity requirements and opportunities for investment in loans and securities, VersaBank may manage the amount of deposits it raises and loans it funds in ways that result in the balances of these items giving rise to either negative or positive cash flow from operations. VersaBank will continue to fund its operations and meet contractual obligations as they become due using cash on hand and by closely managing its flow of deposits.

Interest Rate Sensitivity

The table below presents the duration difference between VersaBank’s assets and liabilities and the potential after-tax impact of a 100-basis point shift in interest rates on VersaBank’s earnings during a 12-month period and the potential after-tax impact of a 100-basis point shift in interest rates on VersaBank’s shareholders’ equity over a 60-month period if no remedial actions are taken. At July 31, 2022, the duration difference between assets and liabilities was 0.8 months compared to 2.3 months at October 31, 2021. At July 31, 2022, VersaBank’s assets would reprice faster than liabilities in the event of a future change in interest rates.

(thousands of Canadian dollars)
	July 31, 2022		October 31, 2021
	Increase 100 bps	Decrease 100 bps	Increase 100 bps	Decrease 100 bps
Increase (decrease):
Impact on projected net interest income during a 12 month period	$5,877	$(5,823)	$4,147	$(3,220)
Impact on reported equity during a 60 month period	$(1,694)	$1,890	$1,603	$(1,586)

Duration difference between assets and liabilities (months)	0.8		2.3

Contractual Obligations

Contractual obligations as disclosed in VersaBank’s MD&A and Audited Consolidated Financial Statements for the year ended October 31, 2021, have not changed significantly as at July 31, 2022.

VersaBank – Q3 2022 MD&A	31

Results of Operating Segments

(thousands of Canadian dollars)
for the three months ended	July 31, 2022				April 30, 2022				July 31, 2021
	Digital Banking	DRTC	Eliminations/	Consolidated	Digital Banking	DRTC	Eliminations/	Consolidated	Digital Banking	DRTC	Eliminations/	Consolidated
			Adjustments				Adjustments				Adjustments
Net interest income	$20,062	$-	$-	$20,062	$17,242	$-	$-	$17,242	$14,542	$-	$-	$14,542
Non-interest income	12	1,206	(41)	1,177	1	1,434	(42)	1,393	2	1,226	(41)	1,187
Total revenue	20,074	1,206	(41)	21,239	17,243	1,434	(42)	18,635	14,544	1,226	(41)	15,729

Provision for (recovery of) credit losses	166	-	-	166	78	-	-	78	96	-	-	96
	19,908	1,206	(41)	21,073	17,165	1,434	(42)	18,557	14,448	1,226	(41)	15,633

Non-interest expenses:
Salaries and benefits	5,600	1,168	-	6,768	5,586	1,140	-	6,726	4,411	442	-	4,853
General and administrative	5,217	343	(41)	5,519	3,761	300	(42)	4,019	2,286	169	(41)	2,414
Premises and equipment	610	319	-	929	659	363	-	1,022	607	326	-	933
	11,427	1,830	(41)	13,216	10,006	1,803	(42)	11,767	7,304	937	(41)	8,200

Income (loss) before income taxes	8,481	(624)	-	7,857	7,159	(369)	-	6,790	7,144	289	-	7,433

Income tax provision	2,099	38	-	2,137	1,744	103	-	1,847	1,904	93	-	1,997

Net income (loss)	$6,382	$(662)	$-	$5,720	$5,415	$(472)	$-	$4,943	$5,240	$196	$-	$5,436

Total assets	$3,076,611	$21,796	$(23,064)	$3,075,343	$2,692,510	$21,386	$(21,750)	$2,692,146	$2,285,882	$18,323	$(18,434)	$2,285,771

Total liabilities	$2,725,820	$24,794	$(21,919)	$2,728,695	$2,347,610	$23,727	$(20,605)	$2,350,732	$2,030,180	$20,848	$(17,289)	$2,033,739

(thousands of Canadian dollars)
for the nine months ended	July 31, 2022				July 31, 2021
	Digital Banking	DRTC	Eliminations/	Consolidated	Digital Banking	DRTC	Eliminations/	Consolidated
			Adjustments				Adjustments
Net interest income	$54,189	$-	$-	$54,189	$44,011	$-	$-	$44,011
Non-interest income	14	4,061	(124)	3,951	(14)	3,234	(110)	3,110
Total revenue	54,203	4,061	(124)	58,140	43,997	3,234	(110)	47,121

Provision for (recovery of) credit losses	246	-	-	246	(159)	-	-	(159)
	53,957	4,061	(124)	57,894	44,156	3,234	(110)	47,280

Non-interest expenses:
Salaries and benefits	16,625	2,952	-	19,577	13,634	1,202	-	14,836
General and administrative	12,460	826	(124)	13,162	6,585	661	(110)	7,136
Premises and equipment	1,851	1,029	-	2,880	1,775	882	-	2,657
	30,936	4,807	(124)	35,619	21,994	2,745	(110)	24,629

Income (loss) before income taxes	23,021	(746)	-	22,275	22,162	489	-	22,651

Income tax provision	5,805	241	-	6,046	5,910	271	-	6,181

Net income (loss)	$17,216	$(987)	$-	$16,229	$16,252	$218	$-	$16,470

Total assets	$3,076,611	$21,796	$(23,064)	$3,075,343	$2,285,882	$18,323	$(18,434)	$2,285,771

Total liabilities	$2,725,820	$24,794	$(21,919)	$2,728,695	$2,030,180	$20,848	$(17,289)	$2,033,739

Digital Banking Operations

Q3 2022 vs Q2 2022

Net income increased 18% quarter over quarter as a function of higher revenue due primarily to loan growth offset partially by higher non-interest expense attributable substantially to investments in the Bank’s business development initiatives including, but not limited to, the acquisition of a U.S. national bank, the development of the U.S. RPP and higher provision for credit losses. Investments associated with the acquisition and business of the U.S. bank are anticipated to be realized substantially by the end of the current fiscal year.

VersaBank – Q3 2022 MD&A	32

Q3 2022 vs Q3 2021

Net income increased 22% as a function primarily of higher revenue due primarily to loan growth offset partially by higher non-interest expense attributable substantially to investments in the Bank’s business development initiatives as well as higher insurance premiums resulting from VersaBank’s listing on the Nasdaq, higher salary and benefits expense, higher office expense attributable to the implementation of VersaBank’s return-to-work strategy, and higher provision for credit losses. Investments associated with the acquisition and business of the U.S. bank are anticipated to be realized substantially by the end of the current fiscal year.

Q3 YTD 2022 vs Q3 YTD 2021

Net income increased 6% as a function primarily of higher revenue due primarily to loan growth offset partially higher non-interest expense attributable substantially to investments in the Bank’s business development initiatives, higher insurance premiums, higher salary and benefits expense, higher office expense and the Bank recording a provision for credit losses in the amount of $246,000 in the current period compared to a recovery of credit loss provisions in the amount of $159,000 in the comparative period. Investments associated with the acquisition and business of the U.S. bank are anticipated to be realized substantially by the end of the current fiscal year.

DRTC (Cybersecurity Services and Banking and Financial Technology Development)

Q3 2022 vs Q2 2022

Net loss of $662,000 in the current quarter compared to a net loss of $472,000 in the comparative period was as a function of lower gross profit and higher costs related to investments in specific growth initiatives including the preparation for commercial launch of the Canadian-dollar version of the Bank’s Digital Deposit Receipts. DRTC services revenue and gross profit decreased 12% and 17% to $2.1 million and $1.2 million respectively as a function of lower engagements in the current quarter. DRTC gross profit amounts are included in non-interest income in VersaBank’s consolidated statements of income and comprehensive income.

Q3 2022 vs Q3 2021

Net loss of $662,000 in the current quarter compared to net income of $196,000 in the comparative period was a function primarily of the items noted above, as well as higher salary and benefits expense and higher business development costs. DRTC revenue increased 7% as a function of higher service work volume in the current quarter while gross profit decreased 2% attributable to higher labour costs incurred in the same period.

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Q3 YTD 2022 vs Q3 YTD 2021

Net loss of $987,000 in the current period compared to net income of $218,000 in the comparative period was a function primarily of higher costs related to investment in specific growth initiatives, offset partially by higher revenue. DRTC revenue and gross profit increased 27% and 26% to $6.9 million and $4.1 million respectively as a function of higher service work volume associated with its cybersecurity services business as well as the comparative period including only eight months of operations due to the timing of VersaBank’s acquisition of DBG on November 30, 2020.

Summary of Quarterly Results

except per share amounts)	2022			2021				2020
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Results of operations:
Interest income	$34,177	$25,848	$24,720	$23,924	$22,400	$21,649	$21,515	$21,068
Yield on assets (%)	4.70%	4.15%	4.06%	4.04%	4.02%	4.24%	4.28%	4.33%
Interest expense	14,115	8,606	7,835	7,778	7,858	6,554	7,141	7,360
Cost of funds (%)	1.94%	1.38%	1.29%	1.31%	1.41%	1.28%	1.42%	1.51%
Net interest income	20,062	17,242	16,885	16,146	14,542	15,095	14,374	13,708
Net interest margin (%)	2.76%	2.77%	2.77%	2.73%	2.61%	2.96%	2.86%	2.82%
Net interest margin on loans (%)	3.07%	3.11%	3.23%	3.31%	3.23%	3.55%	3.44%	3.60%
Non-interest income	1,177	1,393	1,381	2,090	1,187	875	1,048	18
Total revenue	21,239	18,635	18,266	18,236	15,729	15,970	15,422	13,726
Provision for (recovery of) credit losses	166	78	2	(279)	96	(312)	57	(582)
Non-interest expenses	13,216	11,767	10,636	10,377	8,200	8,342	8,087	7,763
Efficiency ratio	62%	63%	58%	57%	52%	52%	52%	57%
Efficiency ratio - Digital Banking	57%	58%	58%	56%	50%	49%	51%	54%
Tax provision	2,137	1,847	2,062	2,228	1,997	2,196	1,988	1,799
Net income	$5,720	$4,943	$5,566	$5,910	$5,436	$5,744	$5,290	$4,746
Income per share
Basic	$0.20	$0.17	$0.19	$0.24	$0.25	$0.25	$0.22	$0.20
Diluted	$0.20	$0.17	$0.19	$0.24	$0.25	$0.25	$0.22	$0.20
Return on common equity	6.57%	5.92%	6.58%	8.07%	8.72%	9.20%	8.26%	7.46%
Return on average total assets	0.75%	0.75%	0.87%	0.96%	0.93%	1.02%	0.94%	0.86%
Gross impaired loans to total loans	0.05%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

The financial results for each of the last eight quarters are summarized above. Key drivers of VersaBank’s quarter over quarter performance trends for the current reporting period were:

Lending asset growth attributable to strong growth in the POS Financing portfolio;
NIM substantially flat as a function of higher yields being offset by higher cost of funds;
Higher provision for credit losses attributable primarily to lending asset growth; and,
Higher non-interest expense attributable primarily to investments in the Bank’s business development initiatives.

Subsequent event

On August 5, 2022, VersaBank received approval from the Toronto Stock Exchange (“TSX”) to proceed with a Normal Course Issuer Bid (“NCIB”) for its common shares. Pursuant to the NCIB, VersaBank may purchase for cancellation up to 1,700,000 of its common shares representing approximately 9.54% of its public float. VersaBank’s directors and management believe that the market price of VersaBank’s common shares does not reflect the value of the business and the future prospects of same, and further, reflects a material discount to book value and as such the purchase of common shares for cancellation at such time is a prudent corporate measure and represents an attractive investment for the Bank.

VersaBank – Q3 2022 MD&A	34

As of August 10, 2022, the public float comprised 17,817,350 common shares and there were 27,441,082 issued and outstanding Common Shares in total. Daily purchases under the NCIB will be limited to 25% of VersaBank’s average daily trading volume, which is 1,182 common shares, other than block purchase exceptions. During the preceding six-month period, 1,054,624 VersaBank common shares were traded on all Canadian exchanges. Of that total, 591,481 shares were traded on the TSX and the remaining 463,143 shares were traded on a number of alternate exchanges and trading systems.

The purchases may commence on August 17, 2022, and will terminate on August 16, 2023, or such earlier date as VersaBank may complete its purchases pursuant to the NCIB. The purchases will be made by VersaBank through the facilities of the TSX and alternate trading systems in Canada and in accordance with the rules of the TSX or such alternate trading systems, as applicable, and the prices that VersaBank will pay for any Common Shares will be the market price of such shares at the time of acquisition. VersaBank will make no purchases of Common Shares other than open market purchases. All shares purchased under the NCIB will be cancelled.

Non-GAAP and Other Financial Measures

Non-GAAP and other financial measures are not standardized financial measures under financial reporting framework used to prepare the financial statements of VersaBank’s to which these measures relate. These measures may not be comparable to similar financial measures disclosed by other issuers. VersaBank uses these financial measures to assess its performance and as such believes these financial measures are useful in providing readers with a better understanding of how management assesses VersaBank’s performance.

Non-GAAP Measures

Return on Average Common Equity is defined as annualized net income less amounts relating to preferred share dividends, divided by average common shareholders’ equity which is average shareholders’ equity less amounts relating to preferred shares recorded in equity.

	for the three months ended		for the nine months ended
	July 31	July 31	July 31	July 31
(thousands of Canadian dollars)	2022	2021	2022	2021
Return on average common equity
Net income	$5,720	$5,436	$16,229	$16,470
Preferred share dividends	(247)	(247)	(741)	(1,331)
Adjusted net income	5,473	5,189	15,488	15,139
Annualized adjusted net income	21,714	20,587	20,707	20,241
Average common equity	$330,445	$236,053	$325,791	$232,168
Return on average common equity	6.57%	8.72%	6.36%	8.72%

VersaBank – Q3 2022 MD&A	35

Book Value per Common Share is defined as Shareholders’ Equity less amounts relating to preferred shares recorded in equity, divided by the number of common shares outstanding.

	for the three months ended		for the nine months ended
	July 31	July 31	July 31	July 31
(thousands of Canadian dollars)	2022	2021	2022	2021
Book value per common share
Common equity	$333,001	$238,386	$333,001	$238,386
Shares outstanding	27,441,082	21,123,559	27,441,082	21,123,559
Book value per common share	$12.14	$11.29	$12.14	$11.29

Return on Average Total Assets is defined as annualized net income less amounts relating to preferred share dividends, divided by average total assets.

	for the three months ended		for the nine months ended
	July 31	July 31	July 31	July 31
(thousands of Canadian dollars)	2022	2021	2022	2021
Return on average total assets
Net income	$5,720	$5,436	$16,229	$16,470
Preferred share dividends	(247)	(247)	(741)	(1,331)
Adjusted net income	5,473	5,189	15,488	15,139
Annualized adjusted net income	21,714	20,587	20,707	20,241
Average Assets	$2,883,745	$2,212,764	$2,745,215	$2,114,828
Return on average total assets	0.75%	0.93%	0.75%	0.96%

Other Financial Measures

Yield is calculated as interest income (as presented in the Consolidated Statements of Comprehensive Income) divided by average total assets. Yield does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Cost of Funds is calculated as interest expense (as presented in the Consolidated Statements of Comprehensive Income) divided by average total assets. Cost of funds does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Net Interest Margin or Spread are calculated as net interest income divided by average total assets. Net interest margin or spread does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Net Interest Margin on Loans is calculated as net interest income adjusted for the impact of cash, securities and other assets, divided by average gross loans. This metric does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Efficiency Ratio is calculated as non-interest expenses from consolidated operations as a percentage of total revenue (as presented in the interim Consolidated Statements of Comprehensive Income). This ratio does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

VersaBank – Q3 2022 MD&A	36

Efficiency Ratio Digital Banking is calculated as non-interest expenses from the Digital Banking operations as a percentage of total revenue from the Digital Banking operations. This ratio does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Gross Impaired Loans to Total Loans captures gross impaired loan balances as a percentage of VersaBank’s loans, net of allowance for credit losses. This percentage does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Provision for (Recovery of) Credit Losses as a Percentage of Average Total Loans captures the provision for (recovery of) credit losses (as presented in the interim Consolidated Statements of Comprehensive Income) as a percentage of VersaBank’s average loans, net of allowance for credit losses. This percentage does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Basel III Common Equity Tier 1, Tier 1, Total Capital Adequacy and Leverage Ratios are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (Canada) (OSFI).

Significant Accounting Policies and Use of Estimates and Judgements

Significant accounting policies and use of estimates and judgements are detailed in note 2 and note 3 of VersaBank’s 2021 Audited Consolidated Financial Statements. There have been no material changes in accounting policies since October 31, 2021, except as noted below.

During the current quarter VersaBank updated or incorporated the following significant accounting policies:

Segment reporting

Commencing in fiscal 2022, VersaBank has opted to adopt presenting segmented information in its Consolidated Financial Statements in accordance with IFRS 8 Segment Reporting. VersaBank’s management has established two reportable operating segments, those being Digital Banking and DRTC (Cybersecurity Services and Banking and Financial Technology Development).

Controls and Procedures

During the quarter ended July 31, 2022, there were no changes in VersaBank’s internal controls over financial reporting, that have materially affected, or are reasonably likely to materially affect VersaBank’s internal controls over financial reporting

VersaBank – Q3 2022 MD&A	37